Filed by Professionally Managed Portfolios pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed under Rule 14a-6(b) under the
Securities and Exchange Act of 1934, as amended.
Subject Company: Professionally Managed Portfolios (SEC. File No. 811- 05037)

Trillium ESG Global Equity Fund
Trillium ESG Small/Mid Cap Fund
Each a Series of Professionally Managed Portfolios (“Trillium Funds”)
Answering Machine Script

Hello.

I am calling regarding your investment with the Trillium Funds.

The Special Meeting of Shareholders regarding the reorganizations of the Trillium Funds into newly created funds of the JOHCM Funds Trust is scheduled to take place on October 5, 2023. All shareholders are being asked to consider and vote on an important matter. As of today, your vote has not been registered.

Please contact us as soon as possible at 1-866-751-6311 toll-free Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a good day.